

MAIL STOP 3561

June 29, 2009

Mr. Zenggang Wang
China 3C Group
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

>   **Re: China 3C Group**
>   **Form 10-K**
>   **Filed April 15, 2009**
>   **File No. 000-28767**
>   **Form 10-Q**
>   **Filed May 15, 2009**

Dear Mr. Wang:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 1B – Unresolved Staff Comments, page 10

1.   We note that you have not disclosed the existence of unresolved material comments issued by the Staff regarding your Exchange Act filings. Pursuant to the requirements of Item 1B of Form 10-K, please revise to disclose the substance

of all material unresolved comments at the time of filing your December 31, 2008
Form 10-K or tell us why such disclosure is not required.

Item 9A – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 30

2.   We note that your management has concluded that your disclosure controls and
        procedures were effective at December 31, 2008. Considering (1) your
        conclusion that internal control over financial reporting was not effective at
        December 31, 2008, (2) your identification of a material weakness due to your
        financial reporting staff lacking technical accounting expertise regarding US
        GAAP and the preparation of financial statements, (3) your failure to file your
        December 31, 2008 Form 10-K on a timely basis, and (4) the previously noted
        deficiency in your disclosure regarding unresolved staff comments, please
        disclose in reasonable detail the basis for management's conclusions that your
        disclosure controls and procedures were effective as of December 31, 2008.
        Alternatively, amend your Form 10-K to disclose management's revised
        conclusion on the effectiveness of your disclosure controls and procedures as of
        the end of the fiscal year along with any remediation plans that have been or will
        be enacted.

Management's Report on Internal Control over Financial Reporting, page 30

3.   We note that you have concluded your internal control over financial reporting
        was ineffective as of December 31, 2008 as a result of two material weaknesses.
        We also note that you concluded your internal control over financial reporting
        was effective as of December 31, 2007 with no material changes disclosed in
        these controls (i.e. via disclosures in your Forms 10-Q and Form 10-K as required
        by Item 308(c) of Regulation S-K) from December 31, 2007 until your ineffective
        conclusion at December 31, 2008. Please revise to disclose in the appropriate
        Exchange Act form for the appropriate period when your control environment
        changed to result in each of the two material weaknesses identified.

4.   In connection with the comment above and to support your effective conclusion
        of your internal controls over financial reporting at December 31, 2007, your
        response dated April 2009 to our prior comment two stated that there "…is there
        is an operating deficiency as a result of a lack of expertise by lower level
        accounting personnel, which resulted in the omission of disclosures regarding
        disclosures required by US GAAP… Management does not believe that this
        operating deficiency is significant or is a material weakness." Tell us about the
        facts and circumstances that led this "operating deficiency" at December 31,
        2007to evolve into a material weakness at December 31, 2008.

5.   We note that you have identified a material weakness in your internal control over financial reporting related to sales cut-off errors. It appears that your current disclosure quantifies the impact of this material weakness, but does not provide a clear description of the control deficiency that resulted in these errors. Please revise to clearly disclose this control deficiency as well as specific actions that management will take (or has taken) to address this control deficiency.

6.   We note that you also identified a material weakness in your internal control over financial reporting due to your financial reporting staff lacking technical accounting expertise regarding US GAAP and the preparation of financial statements. Considering this type of material weakness appears pervasive and would likely impact multiple areas in the preparation of your financial statements, please revise to provide an analysis of how this material weakness affects your financial reporting process and internal control over financial reporting.

Item 11 Executive Compensation, page 33

7.   With a view to disclosure, quantify for us the total compensation received by Mr. Levinson as an executive officer and, separately, as a director. It is unclear why the total column in the summary compensation table is $60,000. In addition, it is unclear how Mr. Levinson's director compensation totals $277,398 given the amounts in the first two columns of the director compensation table. Please revise or advise. We refer you to Instruction 3 to Item 402(c) of Regulation S-K.

8.   In addition, it is unclear why you do not provide a Grants of Plan Based Awards table covering the grant of securities, including the 125,000 shares identified on page 35. Please advise or revise.

Signatures

9.   Please advise if Weidong Huang is your principal accounting officer. If he is, please undertake to have him sign future filings in that capacity. If Mr. Huang is not your principal accounting officer, please amend your Form 10-K to add the signature of the individual acting in that capacity. See General Instruction D.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, F-2

10.   We note that you have presented the report issued by your former independent accountant in accordance with Article 2 of Regulation S-X. Please advise your former accountant to revise their report to only provide assurance on the periods for which financial statements are presented in your annual report (i.e. balance sheet at December 31, 2007 and the results of operations and cash flows for the years ended December 31, 2007 and 2006).

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

General and Administrative Expenses, F-12

11.   We note you do not include costs of your distribution network in cost of sales. Please disclose to us the amount of these distribution network expenses included in selling, general and administrative expenses and confirm in future filings (i.e. new or amended) such amount will be disclosed in the notes to your financial statements.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 20

12.   We note that the quarter ended March 31, 2009 represents your first quarterly decline in sales since March 31, 2008. However, accounts receivable only decreased by one percent from $23,724,587 at December 31, 2008 to $23,469,578 at March 31, 2009. As you have historically attributed the increase in accounts receivable to increases in sales and the extension of repayment terms offered to your retail customers, please tell us why your accounts receivable balance did not change even though net sales decreased by $7,507,498 from the quarterly period ended December 31, 2008. Your response should explain management's assessment of the timing and collectability of outstanding accounts receivable.

13.   We note that you have attributed the increase in inventory during the quarterly period ended March 31, 2009 to your "adjustment for cost of sales from Chinese accounting standards to US GAAP." As your historical financial statements have been presented in accordance with US GAAP, please provide us with a detailed

explanation for this change. If this change represents an error in your historical financial statements, please tell us how you considered the guidance per SAB 108 and SFAS 154.

Item 4 – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 23

14. We note that you have concluded that your disclosure controls and procedures were effective at March 31, 2009. Please provide us with a detailed explanation for this conclusion considering that your internal control over financial reporting was not effective at December 31, 2008 and that there were no material changes in your internal control over financial reporting during the first quarter of 2009.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 at with any other questions.

Sincerely,

Assistant Director